SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Global Investments, Inc.
425 West Capitol Avenue
Little Rock, Arkansas 72201

This certificate is notice that Entergy Global Investments, Inc., an Arkansas corporation ("EGI"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:

Promissory note issued by EGI pursuant to the terms of a Credit Agreement ("Credit Agreement") entered into on October 30, 2003 and an Amendment to the Credit Agreement ("Amendment") between EGI and Entergy Power International Holdings Corporation ("EPIHC"), which Amendment (and related Note) were entered on October 27, 2004.

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: Not to exceed $125,000,000 at any time outstanding (increase from $100,000,000).
4.

Rate of interest per annum of each security:

EPIHC's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined as of the first day of each January, April, July and October by EPIHC and notified to EGI, in each case, computed on the basis of a 365-day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.

Date of issue, renewal or guaranty of each security:

Subject to the terms of the Credit Agreement and the Amendment, EGI may request advances from time to time up to the amount available under the Credit Agreement and the Amendment. As of the date of this Certificate, EPIHC advanced funds to EGI of $97,497,455.30 on October 28, 2004 and $554,086.00 on November 4, 2004.

6.	If renewal of security, give date of original issue: Not applicable.
7.

Date of maturity of each security:

Each advance shall mature at such time as provided in the Credit Agreement and the Amendment or the promissory note, but in any event not later than October 30, 2008.

8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Power International Holdings Corporation
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: The full principal amount of each advance.
11.	Application of proceeds of each security: To meet its expenses to repay outstanding loans and to make investments in, distributions to or loans to affiliate businesses.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence of
    Section 6 (b):

b. the provisions contained in the fourth sentence
    of Section 6 (b):

c. the provisions contained in any rule of the
   Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Rule 52(b).

ENTERGY GLOBAL INVESTMENTS, INC. BY: /s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer

Date: November 5, 2004